Filed pursuant to Rule 424(b)3
Registration No. 333-163132

PROSPECTUS

26,054,679 Shares of Common Stock

The selling stockholders identified in this prospectus are offering for sale for their own account, from time to time, up to an aggregate of 26,054,679 shares of our common stock, $0.001 par value per share, including up to an aggregate of 8,085,932 shares of our common stock issuable upon the exercise of outstanding warrants. The selling stockholders acquired their shares from us in a private placement of shares of common stock and warrants to purchase shares of common stock that closed on October 28, 2009 and is more fully described on page 18 of this prospectus under the heading “Selling Stockholders.”

We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, we will receive the proceeds from the exercise of the warrants by the selling stockholders, if any, to the extent that the warrants are not exercised on a cashless basis. See “ Use of Proceeds” on page 18 of this prospectus.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “INHX”. On November 10, 2009, the last reported sale price for our Common Stock was $1.01.

The selling stockholders may, from time to time, offer and sell or otherwise dispose of any or all of the shares of common stock described in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices, and may be to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders will bear all discounts, concessions, commissions and similar expenses, if any, attributable to the sale of shares. We will bear all other costs, expenses, and fees in connection with the registration of the shares. See “ Plan of Distribution” on page 21 of this prospectus for more information about how the selling stockholders may sell or dispose of their shares of common stock.

Investing in our stock involves a high degree of risk. See “Risk Factors” beginning on Page 3 for information that you should be considered before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2009

Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.

This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock. Prior to deciding to invest in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and other information incorporated herein by reference. Unless otherwise specified, references in this prospectus to “Inhibitex,” the “Company,” “we,” “our” and “us” refer to Inhibitex, Inc.

Our Business

We are a biopharmaceutical company focused on the development of differentiated anti-infective products to treat serious infections. We are currently targeting our efforts and resources on the development of small molecule antiviral compounds, and in particular, oral therapies to treat shingles (also referred to as herpes zoster) and infections caused by hepatitis C virus (“HCV”). Many currently available antiviral therapies have various limitations and shortcomings, such as sub-optimal potency, diminishing efficacy due to the emergence of drug-resistant viruses, toxic or adverse side effects, complex dosing schedules, and inconvenient routes of administration. We believe that our product candidates have the potential to address a number of these limitations and other unmet needs in their intended indications.

Our lead product candidate, FV-100, is an orally available nucleoside analogue prodrug being developed for the treatment of shingles, which is caused by varicella zoster virus (“VZV”). We initiated a Phase II clinical trial of FV-100 in May 2009. Our preclinical pipeline includes INX-189, the lead compound from our series of nucleotide polymerase inhibitors, which we are developing to treat infections caused by HCV, and we have also licensed to Wyeth the rights to use certain intellectual property for its development of staphylococcal vaccines.

We foresee completing our Phase II clinical trial of FV-100 around the middle of 2010. We are also engaged in various preclinical Good Laboratory Practice (“GLP”) studies with respect to INX-189. We currently plan to file an investigational new drug application (“IND”) for INX-189 in the first half of 2010 and initiate clinical trials.

We have neither received regulatory approval for any of our product candidates, nor do we have any commercialization capabilities; therefore, it is possible that we may never successfully derive significant collaboration revenues or any product revenues from any of our existing or future preclinical development programs or product candidates. We expect to incur losses for the foreseeable future as we intend to support the development of our antiviral programs.

The Offering

Securities Offered	Up to an aggregate of 26,054,679 shares of our common stock, including up to an aggregate of 8,085,932 shares issuable upon the exercise of outstanding warrants, may be sold by selling stockholders from time to time pursuant to this registration statement.

Manner of Offering	The selling stockholders may, from time to time, offer and sell or otherwise dispose of any or all of the shares of common stock described in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices, and may be to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders will bear all discounts, concessions, commissions and similar expenses, if any, attributable to the sale of shares. We will bear all other costs, expenses, and fees in connection with the registration of the shares. See “ Plan of Distribution” on page 21 of this prospectus for more information about how the selling stockholders may sell or dispose of their shares of common stock.

Use of Proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, we will receive the proceeds from the exercise of the warrants by the selling stockholders, if any, to the extent that the warrants are exercised on a cash basis. See “Use of Proceeds” on page 18 of this prospectus.

Risks Affecting Us

We are subject to a number of risks that you should be aware of before you decide to purchase our common stock. These risks are discussed more fully in the section captioned “Risk Factors,” beginning on page 3 of this prospectus.

Corporate Information

We were incorporated in Delaware in May 1994. Our principal executive offices are located at 9005 Westside Parkway, Alpharetta, Georgia 30009. Our telephone number is (678) 746-1100. Our website is www.inhibitex.com. Information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

RISK FACTORS

If you purchase our common stock, you will be taking on a high degree of financial risk. In deciding whether to purchase our common stock, you should carefully consider the following discussion of risks, together with the other information contained in this prospectus. The occurrence of any of the following risks could materially harm our business and financial condition and our ability to raise additional capital in the future. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to our Development of our Product Candidates

All of our product candidates are in the early stages of development and their commercial viability remains subject to future preclinical studies, clinical trials, regulatory approvals and the risks generally inherent in these activities. If we are unable to successfully advance or develop our product candidates, our business will be materially harmed.

In the near-term, failure to successfully advance the development of one or more of our product candidates may have a material adverse effect on us. To date, we have not successfully developed or commercially marketed, distributed or sold any product candidates. The success of our business depends primarily upon our ability to successfully advance the development of our product candidates through preclinical and clinical studies, have these candidates approved for sale by the U.S. Food and Drug Administration (the “FDA”) or regulatory authorities in other countries, and ultimately, have our product candidates successfully commercialized by us or a strategic collaborator. In May 2009, we initiated a Phase II trial for FV-100, our shingles product candidate, and anticipate completing this trial around the middle of 2010. Further, we currently plan to file an IND for INX-189, our HCV compound in development, in the first half of 2010 and initiate clinical trials. We cannot assure you that the results of ongoing preclinical studies or clinical trials will support or justify the continued development of one or both of these product candidates.

Our product candidates must satisfy rigorous regulatory standards of safety and efficacy before they can be approved for sale. To satisfy these standards, we must engage in expensive and lengthy testing, preclinical studies and clinical trials, and obtain regulatory approval of our product candidates. Despite our efforts, our product candidates may not:

•	offer therapeutic or other benefits over existing comparable drugs or other drug candidates in development;

•	be proven to be safe and effective in clinical trials;

•	have the desired effects (or may include undesirable or unexpected effects);

•	meet applicable regulatory standards;

•	be capable of being produced in commercial quantities at acceptable costs; or

•	be successfully commercialized by us or by collaborators.

Even if we achieve success in preclinical studies and early-stage clinical trials, there can be no assurance that later-stage clinical trials will be successful and continue to support the development of our product candidates. A number of companies in the pharmaceutical and biopharmaceutical industries have experienced significant setbacks and failure in all stages of development, including late-stage clinical trials, even after achieving promising results in preclinical testing or early-stage clinical trials. Accordingly, results from completed preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results we may obtain in later-stage trials.

Our product candidates will require significant additional research and development efforts, the commitment of substantial financial resources, and regulatory approvals prior to advancing into further clinical development or being commercialized by us or collaborators. We cannot be certain that any of our product candidates will successfully progress through the drug development process or will result in clinically or commercially viable products. We do not expect any of our product candidates to be commercialized by us or collaborators for at least several years.

If preclinical studies or clinical trials for our product candidates, including those that are subject to existing or future collaboration agreements, are unsuccessful or delayed, we could be delayed or precluded from further development and commercialization of our product candidates.

In order to further advance the development of and ultimately receive regulatory approval to sell our product candidates, we must conduct extensive preclinical studies and clinical trials to demonstrate their safety and efficacy to the satisfaction of the FDA or regulatory authorities in other countries, as the case may be. Preclinical studies and clinical trials are expensive, complex, may take many years to complete, and have highly uncertain outcomes. Delays, setbacks or failures may occur at any time, or in any phase of preclinical or clinical development, including concerns about safety or toxicity, a lack of demonstrated efficacy or superior efficacy over other similar products that have been approved for sale or are in more advanced stages of development, poor study or trial design, and issues related to the manufacturing process of the materials used to conduct the trials. The results of prior preclinical studies or clinical trials are not necessarily predictive of the results we may see in later stage clinical trials. In many cases, product candidates in clinical development may fail to show desired safety and efficacy characteristics despite having successfully demonstrated such characteristics in preclinical studies or earlier stage clinical trials.

In addition, we may experience numerous unforeseen events during, or as a result of, preclinical studies and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including: regulators or independent review boards (“IRBs”) not authorizing us to commence a clinical trial or conduct a clinical trial at a prospective trial site; enrollment in our clinical trials being delayed or proceeding at a slower pace than we expected, or participants dropping out of our clinical trials at a higher rate than we anticipated, resulting in significant delays; our third party contractors, upon whom we rely for conducting preclinical studies and clinical trials, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner; having to suspend or ultimately terminate our clinical trials if participants are being exposed to unacceptable health risks; IRBs or regulators requiring that we hold, suspend or terminate our preclinical studies and clinical trials for various reasons, including non-compliance with regulatory requirements; and the supply or quality of drug material necessary to conduct our preclinical studies or clinical trials being insufficient, inadequate or unavailable.

Even if the data collected from preclinical studies or clinical trials involving our product candidates satisfactorily demonstrate safety and efficacy, such results may not be sufficient to support the submission of an IND application and the initiation of clinical trials in humans or a New Drug Application (“NDA”) or Biologics License Application (“BLA”) to obtain regulatory approval from the FDA in the United States to sell the product.

We must comply with extensive government regulations in order to advance our product candidates through the clinical development process and ultimately obtain and maintain marketing approval for our products in the United States and abroad.

Product candidates for which we may receive regulatory FDA approval to advance through clinical development and ultimately sell are subject to extensive and rigorous domestic and foreign government regulation. In the United States the FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical and biopharmaceutical products. Our product candidates are also subject to similar regulation by foreign governments to the extent we seek to develop or market them in those countries. We, or our collaborators, must provide the FDA and foreign regulatory authorities, if applicable, with preclinical and clinical data that appropriately demonstrate our product candidates’ safety and efficacy before they can be approved for the targeted indications. None of our product candidates have been approved for sale in the United States or any foreign market, and we cannot predict whether we will obtain regulatory approval for any product candidate we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, novelty of, and medical need for the product, requires the expenditure of substantial resources, involves post-marketing surveillance and vigilance and ongoing requirements for post-marketing studies or Phase IV clinical trials. In addition, we or our collaborators, may encounter delays in or fail to gain regulatory approval for our product candidates based upon additional governmental regulation resulting from future legislative or administrative action or changes in FDA policy or interpretation during the period of product development. Delays or failures in obtaining regulatory approval to advance our product candidates through clinical development and ultimately commercialize them may:

•	adversely affect our ability to further develop or commercialize any of our product candidates;

•	diminish any competitive advantages that we or our collaborators may have or attain; and

•	adversely affect the receipt of potential milestone payments and royalties from the sale of our products or product revenues.

Furthermore, any regulatory approvals, if granted, may later be withdrawn. If we or our collaborators fail to comply with applicable regulatory requirements at any time, or if post-approval safety concerns arise, we or our collaborators may be subject to restrictions or a number of actions, including:

•	delays, suspension or termination of clinical trials related to our products;

•	refusal by the FDA to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties and criminal prosecutions.

Additionally, we or our collaborators may voluntarily halt the development of a product candidate or withdraw any approved product from the market if we believe that it may pose an unacceptable safety risk to patients, or if the product candidate or approved product no longer meets our business objectives. The ability to develop or market a pharmaceutical product outside of the United States is contingent upon receiving appropriate authorization from the respective foreign regulatory authorities. Foreign regulatory approval processes typically include many, if not all, of the risks associated with the FDA process, as described above and may include additional risks.

We have limited experience in the development of small molecule antiviral product candidates and therefore may encounter difficulties developing our product candidates or managing our operations in the future.

Our two lead antiviral drug development programs are based upon chemical compounds, also referred to as small molecules. We have limited experience in the discovery, development and manufacturing of small molecule antiviral compounds. In order to successfully develop our antiviral pipeline we must supplement our research, clinical development, regulatory, medicinal chemistry, virology and manufacturing functions through the addition of key employees, consultants or third-party contractors to provide certain capabilities and skill sets that we do not possess, including but not limited to virology, medicinal chemistry, drug formulation and pharmacology. We cannot assure you that we will be able to attract or retain such qualified employees, consultants or third-party contractors with appropriate small molecule antiviral drug development experience. In the event we cannot attract such capabilities and successfully develop or manage our antiviral pipeline, our business could be materially harmed.

If we are unable to retain or attract key employees, advisors or consultants, we may be unable to successfully develop our product candidates or otherwise manage our business effectively.

Our success depends in part on our ability to retain qualified management and personnel, and directors, academic scientists and clinicians as advisors or consultants. We are currently highly dependent upon the efforts of our senior and middle management. In order to develop our product candidates, we need to retain or attract certain personnel, consultants or advisors with experience in a number of disciplines, including research and development, clinical testing, government regulation of pharmaceuticals, manufacturing and chemistry, business development, accounting, finance, human resources and information systems. Although we have not had material difficulties in retaining key personnel in the past, we may not be able to continue to do so in the future on acceptable terms, if at all. If we lose any key employees, or are unable to attract and retain qualified personnel, advisors or consultants, our business may be harmed.

If third party vendors upon whom we rely to conduct our preclinical studies or clinical trials do not perform or fail to comply with strict regulations, these studies or trials for our product candidates may be terminated, delayed, or fail.

We have limited resources dedicated to conducting and managing GLP preclinical studies and clinical trials. We have historically relied and intend to continue to rely on third parties, including clinical research organizations, consultants and principal investigators, to assist us in managing, monitoring and conducting our preclinical studies and clinical trials. We rely on these vendors and individuals to perform many facets of the development process, including certain preclinical studies, the recruitment of sites and patients for participation in our clinical trials, maintenance of positive relations with the clinical sites, and ensuring that these sites are conducting our trials in compliance with the trial protocol and applicable regulations. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the preclinical studies and clinical trials of our product candidates may be delayed or prove unsuccessful. Further, the FDA may inspect some of the clinical sites participating in our clinical trials, or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to good clinical practices (“CGP”). If we or the FDA determine that our third-party vendors are not in compliance with, or have not conducted our clinical trials according to applicable regulations, we may be forced to delay, repeat or terminate such clinical trials. Any delay, repetition or termination of our clinical trials and preclinical studies could be very costly, result in the elimination of a development program, and materially harm our business.

If third-party contract manufacturers, upon whom we rely to manufacture our product candidates, do not perform, fail to manufacture according to our specifications or fail to comply with strict regulations, our preclinical studies or clinical trials could be adversely affected and the development of our product candidates could be terminated or delayed.

We do not own or operate any manufacturing facilities. We have historically contracted with third-party contract manufacturers to produce the clinical and preclinical materials we use to test our product candidates in development, and we intend to continue to rely on third-party contract manufacturers, at least for the foreseeable future, to manufacture these clinical and preclinical materials. Our reliance on third-party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of our preclinical studies or clinical trials or the regulatory approval or commercialization of our product candidates, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

•	our contract manufacturers failing to produce our product candidates according to their own standards, our specifications, current good manufacturing procedures (“cGMP”), or otherwise manufacturing material that we or the FDA may deem to be unusable in our clinical trials;

•	our contract manufacturers may be unable to increase the scale of, or increase the capacity for, our product candidates. We may experience a shortage in supply, or the cost to manufacture our products may increase to the point where it adversely affects the cost of our product candidates. We cannot assure you that our contract manufacturers will be able to manufacture our products at a suitable scale, or we will be able to find alternative manufacturers acceptable to us that can do so;

•	our third-party contract manufacturers may place a priority on the manufacture of their own products, or other customers’ products;

•	our contract manufacturers may fail to perform as agreed or may not remain in the contract manufacturing business; and

•	our manufacturers’ plants may be closed as a result of regulatory sanctions or a natural disaster.

Drug manufacturers are subject to ongoing periodic inspections by the FDA, the United States Drug Enforcement Administration (“DEA”) and corresponding state and foreign agencies to ensure strict compliance with FDA-mandated cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit their performance, we do not have control over our third-party contract manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers, or us, to comply with applicable regulations could result in sanctions being imposed on us or the drug manufacturer from the production of other third-party products. These sanctions include fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

In the event that we need to change our third-party contract manufacturers, our preclinical studies or clinical trials, and the development of our product candidates could be delayed, adversely affected or terminated, or such a change may result in higher costs.

Due to regulatory restrictions inherent in an IND, NDA or BLA, the manufacture of our product candidates may be sole-sourced. In accordance with cGMPs, changing manufacturers may require the re-validation of the manufacturing processes and procedures and may require further clinical trials or preclinical studies. Changing our current or future contract manufacturers may be difficult for us and could be costly, which could result in our inability to manufacture our product candidates for an extended period of time.

Our product candidates may have undesirable side effects when used alone or in combination with other products that may prevent their regulatory approval or limit their use if approved.

We must demonstrate the safety of our product candidates to obtain regulatory approval to advance their clinical development or to market them. In preclinical studies and clinical trials conducted to date, our product candidates have generally been well-tolerated, although these studies and trials have involved a small number of subjects or patients. We may observe adverse or significant adverse events in future preclinical studies or clinical trials of these product candidates. Any side effects associated with our product candidates in development may outweigh their potential benefit and result in the termination of the development program, prevent regulatory approval or limit their market acceptance if they are ultimately approved.

Our industry is highly competitive and subject to rapid technological changes. As a result, we may be unable to compete successfully or develop innovative products, which could harm our business.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about genetics and develop new technologies and scientific approaches to treat and prevent disease. Our current and potential competitors generally include, among others, major multi-national pharmaceutical companies, large, medium and small biotechnology firms, universities and other research institutions. Some of the large pharmaceutical companies that currently market products or are developing product candidates that could compete with our product candidates include, but are not limited to: GlaxoSmithKline, Novartis and Merck in the shingles market; Roche, Schering-Plough and Merck in the hepatitis C market, and Merck and Novartis in the vaccine market. In addition, there are several other smaller competitors developing product candidates, particularly in the HCV market, which may compete with our product candidates in the future. Most of these companies and institutions, either alone or together with their collaborators, have substantially greater financial or corporate resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products, particularly those based upon small molecules. Future successful developments by others may render our product candidates, technologies or intellectual property obsolete or non-competitive.

We also face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biopharmaceutical companies, and for attracting investigators and clinical sites capable of conducting our clinical trials. These competitors, either alone or with their collaborators, may succeed in developing technologies or products that are safer, more effective, less expensive or easier to administer than ours. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for their product candidates more rapidly than we can. Companies that complete clinical trials, obtain required regulatory approvals and commercialize their products before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that could delay the ability of competitors to market certain products. We cannot assure you that product candidates resulting from our research and development efforts, or from joint efforts with our collaborators, will be able to compete successfully with our competitors’ existing products or products under development.

We do not have significant internal drug discovery capabilities, and therefore, we are primarily dependent on in-licensing intellectual property and early stage development programs from third parties for additional product candidates for our pipeline.

We do not have significant internal discovery capabilities and at this time. Accordingly, in order to generate and expand our development pipeline, we have relied, and will continue to rely, on obtaining discoveries, new technologies and compounds from third-parties through sponsored research or in-licensing arrangements. We may face substantial competition from other biotechnology and pharmaceutical companies, many of which may have greater resources then we have, in obtaining these in-licensing or sponsored research opportunities. Additional in-licensing opportunities may not be available to us, or if available, the terms may not be acceptable. In-licensed compounds that appear promising in discovery or research studies may fail to progress into product candidates, or ever advance into preclinical development or clinical trials at all. Our research and development efforts may not lead to the discovery of any additional product candidates that would be suitable for further preclinical or clinical development. The discovery of additional product candidates requires significant time, as well as a substantial commitment of personnel and financial resources. There is a great deal of uncertainty inherent in our research efforts and, as a consequence, our ability to fill our product pipeline with additional product candidates may not be successful.

If a product-liability claim is brought against us, our ability to assert a federal preemption defense may be limited.

In the recent case of Wyeth v. Levine, decided on March 4, 2009, the United States Supreme Court rejected a pharmaceutical company’s argument that certain failure to warn-claims alleging deficiencies in its labeling were preempted by federal law because the FDA approved the labels. Although the court’s decision was limited to the facts of that case, if any of our products are approved for sale by the FDA and commercialized, this decision may limit our ability to assert a federal preemption defense in any product liability suit which may be brought in the future against such product.

If a product liability claim is successfully brought against us for uninsured liabilities or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards.

The use of any of our existing or future product candidates in clinical trials and the sale of any approved products may expose us to product liability claims. We currently have product liability insurance coverage for our clinical trials in the amount of $5.0 million. In the event any of our product candidates are approved for sale by the FDA and commercialized, we may need to increase our product liability coverage. Such insurance coverage may not protect us against any or all of the product liability claims that may be brought against us in the future. We may not be able to acquire or maintain adequate insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.

If our use of hazardous materials results in contamination or injury, we could suffer significant financial loss.

Our research activities involve the controlled use of certain hazardous materials and medical waste. Notwithstanding the regulations controlling the use and disposal of these materials and the safety procedures we undertake, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge or exposure, we may be held liable for any resulting damages, which may exceed our financial resources and have an adverse effect on our business.

We may be unable to successfully develop product candidates that are the subject of collaborations if our collaborators do not perform, terminate our agreements, or delay the development of our product candidates.

We have in the past and expect to continue to enter into and rely on license and collaboration agreements or other business arrangements with third parties to further develop and/or commercialize our existing and future product candidates. Such collaborators or partners may not perform as agreed, fail to comply with strict regulations or elect to delay or terminate their efforts in developing or commercializing our product candidates, even though we have performed our obligations under the arrangement. We cannot assure you that any product candidates will emerge from our relationships with Pfizer (Wyeth) or any other license or collaboration agreements we may enter into in the future related to any of our product candidates.

Risks Relating to the Commercialization of our Product Candidates

We may delay or terminate the development of a product candidate if the perceived market or commercial opportunity does not justify further investment, which could materially harm our business.

Even though the results of preclinical studies and clinical trials that we conduct may support further development of one or more of our drug candidates, we may delay, suspend or terminate the future development of a product candidate at any time for strategic, business, or financial reasons, including the determination or belief that the emerging profile of the product candidate is such that it may not gain meaningful acceptance, not generate a significant return to shareholders, or otherwise provide any competitive advantages in its intended indication or market.

If the actual or perceived therapeutic benefits of FV-100 are not sufficiently different from existing generic drugs used to treat shingles, we may terminate the development of FV-100 at any time, or our ability to generate significant revenue from the sale of FV-100, if approved, may be limited and our potential profitability could be harmed.

Valacyclovir, famciclovir and acyclovir are existing drugs use to treat shingles patients. Famciclovir and acyclovir are generic drugs, and valacyclovir, will become a generic drug in late 2009. Generic drugs are drugs whose patent protection has expired, and generally have an average selling price substantially lower than drugs protected by intellectually property rights. Unless a patented drug can differentiate itself from a generic drug treating the same condition or disease in a meaningful manner, the existence of generic competition in any indication can impose significant pricing pressure on competing drugs. Accordingly, if at any time we believe that FV-100 may not provide meaningful therapeutic benefits, perceived or real, over these existing generic drugs, we may terminate or delay its future development. We cannot provide any assurance that later-stage clinical trials of FV-100 will demonstrate therapeutic benefits over existing generic drugs.

If the actual or perceived therapeutic benefits of INX-189 are not equal to or better than other early-stage HCV direct anti-viral treatments in clinical development, or if INX-189 is not amenable to combination with other existing or future anti-viral therapies for the treatment of HCV, we may terminate the development of INX-189 at any time, or our ability to generate significant revenue from the sale of INX-189, if approved, may be limited and our potential profitability could be harmed.

We are aware of several competitors developing new HCV anti-viral treatments that are of a similar class to INX-189. Their HCV product candidates are further advanced in clinical development than INX-189, therefore their approval and commercialization timelines may be shorter than ours. Accordingly, if at any time we believe that INX-189 may not provide meaningful therapeutic benefits, perceived or real, equal to or better than our competitor’s compounds, or we believe INX-189 would not be amendable to use in a combination therapy with existing or future treatments, then we may terminate or delay the future development of INX-189.

If we fail to enter into collaborations or other sales, marketing and distribution arrangements with third parties to commercialize our product candidates, or otherwise fail to establish marketing and sales capabilities, we may not be able to successfully commercialize our products.

We currently have no infrastructure to support the commercialization of any of our product candidates, and have little, if any, experience in the commercialization of pharmaceutical products. Therefore, if our product candidates are approved, our future profitability will depend largely on our ability to access or develop suitable sales and marketing capabilities. We anticipate that we will need to establish relationships with other companies, through license and collaborations agreements to commercialize our product candidates in North America and in other countries around the world. To the extent that we enter into these license and collaboration agreements, or marketing and sales arrangements with other companies to sell, promote or market our products in the United States or abroad, our product revenues, which may be in the form of indirect revenue, a royalty, or a split of profits, will depend largely on their efforts, which may not be successful. The development of a third party sales force and marketing capabilities may result in us incurring significant costs before the time that we may generate significant revenues. We may not be able to attract and retain qualified third parties or marketing or sales personnel, or be able to establish marketing capabilities or an effective sales force.

If government and third-party payers fail to provide adequate reimbursement or coverage for our products or those we develop through collaborations, our revenues and potential for profitability will be harmed.

In the United States and most foreign markets, our product revenues, and therefore the inherent value of our product candidates, will depend largely upon the reimbursement rates established by third-party payers for such product candidates or products. Such third-party payers include government health administration authorities, managed-care organizations, private health insurers and other organizations. These third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products, services and pharmaceuticals. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs or pharmaceutical products. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of our products. Such studies may require us to commit a significant amount of management time and financial and other resources. We cannot assure you that any product candidates will be reimbursed in part, or at all, by any third-party payers.

Domestic and foreign governments continue to propose and pass legislation designed to expand the coverage yet reduce the cost of healthcare, including pharmaceutical drugs. In some foreign markets, governments control prescription drugs’ pricing and profitability. In the United States, changes in federal health care policy have been proposed by President Obama and a bill, the Affordable Health Care for America Act (“H.R. 3962”) was approved by the House of Representatives on November 7, 2009. The Senate is expected to consider its own version of the bill later this year. Some of the proposed reforms included in H.R. 3962 could result in reduced reimbursement rates. If the President’s proposal is not implemented, pursuant to H.R. 3962 or otherwise, we expect that there will continue to be federal and state proposals to implement more governmental control over reimbursement rates. In addition, increasing emphasis on managed care and government intervention in the United States healthcare system will continue to put downward pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we receive for any of our product candidates in the future, which would limit our revenues and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceutical products may change before our product candidates are approved for sale, which could further limit or eliminate reimbursement rates for our product candidates.

If any product candidates that we develop independently or through collaborations are approved but do not gain meaningful acceptance in their intended markets, we are not likely to generate significant revenues or become profitable.

Even if our product candidates are successfully developed and we or collaborator obtain the requisite regulatory approvals to sell them in the future, they may not gain market acceptance or utilization among physicians, patients or third party payers. The degree of market acceptance that any of our product candidates may achieve will depend on a number of factors, including:

•	the therapeutic efficacy or perceived benefit of the product relative to existing therapies, if they exist;

•	the level of reimbursement provided by payers to cover the cost of the product;

•	the cost of the product to the user or payer;

•	the product’s potential advantages over existing or alternative therapies;

•	the actual or perceived safety of similar classes of products;

•	the effectiveness of sales, marketing and distribution capabilities; and

•	the scope of the product label approved by the FDA.

There can be no assurance that physicians will choose to administer our products, if approved, to the intended patient population. If our products do not achieve meaningful market acceptance, or if the market for our products proves to be smaller than anticipated, we may not generate significant revenues or ever become profitable.

Even if we or our collaborator achieve market acceptance for our products, we may experience downward pricing pressure on the price of our products due to generic competition and social or political pressure to lower the cost of drugs.

Several FDA-approved products are already available in generic form, or face patent expiration in the next several years, in certain markets and indications that we are developing our product candidates for, including therapies for the treatment of shingles. We expect to face competition from these generic drugs, including significant price-based competition. Further, pressure from social activist groups, whose goal it is to reduce the cost of drugs, particularly in less developed nations, may also put downward pressure on the prices of drugs, which could result in downward pressure on those prices as well.

If conflicts arise between our collaborators and us, our collaborators may act in their best interest and not in ours, which could adversely affect our business.

Conflicts may arise with our existing or future collaborators if they pursue alternative therapies for the same diseases that are targeted by intellectual property rights we have licensed to them. Competing products developed by our existing or future collaborators may result in development delays or the withdrawal of their support for our product candidates. Additionally, conflicts may arise if there is a dispute about the progress of, or other activities related to, the clinical development of a product candidate, the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the collaborative arrangement. Similarly, we may disagree with a collaborator as to which party owns newly developed intellectual property. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration, we may not be able to obtain revenues that we anticipated receiving.

If we are unable to adequately protect or expand our intellectual property related to our current or future product candidates, our business prospects could be harmed.

Our success depends in part on our ability to:

•	obtain and maintain intellectual property rights and patents, or rights to intellectual property and patents, and maintain their validity;

•	protect our trade secrets; and

•	prevent others from infringing on our proprietary rights or patents.

We will be able to protect our proprietary intellectual property rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, and, therefore, we cannot predict with certainty whether we will be able to ultimately enforce our patents or proprietary rights. Therefore, any issued patents that we own or have rights to may be challenged, invalidated or circumvented, and may not provide us with the protection against competitors that we anticipate.

The degree of future protection for our proprietary intellectual property rights is uncertain because issued patents and other legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our or our licensors’ pending patent applications and issued patents, and we may have to engage in expensive and protracted interference proceedings to determine priority of invention;

•	our or our licensors’ pending patent applications may not result in issued patents;

•	our or our licensors’ issued patents may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties; and

•	third parties may design around our or our licensors’ patent claims to produce competitive products which fall outside the scope of our or our licensors’ patents.

Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or such patent rights may remain in force for only a short period following commercialization. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, we may not be able to prevent a third party from infringing our patents in a country that does not recognize or enforce patent rights, or that imposes compulsory licenses on or restricts the prices of life-saving drugs. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

We may not develop or obtain rights to products or processes that are patentable. Even if we or our licensors do obtain patents, such patents may not adequately protect the products or technologies we own or have licensed. In addition, we may not have total control over the patent prosecution of subject matter that we license from others. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our own. Others may challenge, seek to invalidate, infringe or circumvent any pending or issued patents we own or license, and rights we receive under those issued patents may not provide competitive advantages to us. We cannot assure you as to the degree of protection that will be afforded by any of our issued or pending patents, or those licensed by us.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek to protect these, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection for our technology or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our trade secrets and proprietary know-how could seriously impair our competitive position and harm our business. We may become involved in costly litigation in order to enforce patent rights or protect trade secrets or know-how that we own or license.

If a third party claims we are infringing on its intellectual property rights, we could incur significant expenses, or be prevented from further developing or commercializing our product candidates.

Our success will largely depend on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate”. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings, both in the United States and internationally, involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming and their outcome is highly uncertain. We may become involved in litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether we have the freedom to operate with respect to the intellectual property rights of others.

Patent applications in the United States are, in most cases, maintained in secrecy until approximately 18 months after the patent application is filed. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to our product candidates may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal fees and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing the development and commercialization of a product candidate and may be subject to injunctions and/or damage awards.

It is fairly common and becoming prevalent for third parties to challenge patent claims on any successful or perceived successful product candidate or approved drug. If we become involved in any patent litigation, interference or other legal proceedings, we will incur substantial expense, and the efforts of our technical and management personnel will be significantly diverted. A negative outcome of such litigation or proceedings may expose us to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. We may be restricted or prevented from developing, manufacturing and selling our product candidates in the event of an adverse determination in a judicial or administrative proceeding, or if we fail to obtain necessary licenses.

Our current and future product candidates may be covered by third-party patents or other intellectual property rights, in which case we would need to obtain a license or sublicense to these rights in order to have the appropriate freedom to further develop or commercialize them. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain the required licenses or sublicenses, we could encounter delays in the development of our product candidates, or be prevented from developing, manufacturing and commercializing our product candidates at all. If it is determined that we have infringed an issued patent and do not have the freedom to operate, we could be subject to injunctions, and/or compelled to pay significant damages, including punitive damages. In cases where we have in-licensed intellectual property, our failure to comply with the terms and conditions of such agreements could harm our business.

Risks Related to Owning Our Common Stock

We have experienced operating losses since our inception. We expect to continue to incur such losses for the foreseeable future and we may never become profitable.

Since inception (May 13, 1994) and through September 30, 2009, we have incurred a cumulative deficit of approximately $240 million. Our losses to date have resulted principally from:

•	costs related to our research programs and the clinical development of our product candidates; and

•	general and administrative costs relating to supporting our operations.

We anticipate incurring losses from operations for the foreseeable future, as we continue to conduct significant laboratory and preclinical testing, conduct extensive and expensive clinical trials, and seek regulatory approvals. We cannot assure you that we will ever generate direct or royalty revenue from the sale of products, or ever become profitable. Based on our current strategy, our quarterly and annual operating costs and revenues may become highly volatile, and comparisons to previous periods will be difficult to make.

Our revenues, expenses and results of operations will be subject to significant fluctuations, which will make it difficult to compare our operating results from period to period.

Until we, or our collaborators, have successfully developed one of our product candidates, we expect that substantially all of our revenue will result from payments we receive under collaborative arrangements or license agreements where we grant others the right to use our intellectual property or know-how. We may not be able to generate additional revenues under existing or future collaborative agreements. Furthermore, payments potentially due to us under our existing and any future collaborative arrangements, including any milestone and up-front payments, are intermittent in nature and are subject to significant fluctuation in both timing and amount, or may never be earned or paid. Further, our existing collaboration arrangement allows our partner to terminate the agreement on relatively short notice. Therefore, our historical and current revenues may not be indicative of our ability to achieve additional payment-generating milestones or events in the future. We expect that our operating results will also vary significantly from quarter to quarter and year to year as a result of the initiation, success or failure of preclinical studies or clinical trials, the timing of the manufacture of our product candidates or other development related factors. Accordingly, our revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period.

The reporting requirements of being a publicly-traded company increase our overall operating costs and subject us to increased regulatory risk.

As a publicly-traded company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the listing requirements of the NASDAQ Stock Market LLC. Section 404 of the Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal control over financial reporting, which is expensive and requires the attention of our limited management resources. The various financial reporting, legal, corporate governance and other obligations associated with being a publicly-traded company require us to incur significant expenditures and place additional demands on our management, administrative, operational, and financial resources. If we are unable to comply with these requirements in a timely and effective manner, we and/or our executive officers may be subject to sanctions by the SEC, and our ability to raise additional funds in the future maybe impaired and ultimately affects our business. We will continue to incur additional expenses as a result of being a publicly traded company.

In order to develop our product candidates and support our operations beyond 2011, we expect that we will need to raise additional capital. Such capital may not be available to us on acceptable terms, if at all, which could materially harm our business and business prospects, and the price of our common stock could suffer a decline in value.

We anticipate that our existing cash and cash equivalents and short-term investments from the date of this filing, together with proceeds we expect to receive from our existing license and collaboration agreement and the recent completed private placement in October 2009 will enable us to operate through 2011. We have no other committed sources of additional capital at this time. We cannot assure you that funds will be available to us in the future on acceptable terms, if at all. If adequate funds are not available to us at all or, on terms that we find acceptable we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on any or all of our product candidates. We may also be forced to curtail, restructure, sell, or merge our operations, or obtain funds by entering into arrangements with licensees, collaborators or partners on unattractive terms, or sell or relinquish rights to certain technologies, product candidates or our intellectual property that we would not otherwise sell or relinquish in order to continue operations or the development of our product candidates, assuming any such arrangements are available at all.

The timing and extent of our future financing needs will depend on many factors, some of which are very difficult to predict and others that are beyond our control, including:

•	our development plans for our product candidates, including any changes in our strategy;

•	the variability, timing and costs associated with conducting clinical trials, the rate of enrollment in such clinical trials and the results of these clinical trials;

•	the variability, timing and costs associated with conducting preclinical studies;

•	the cost of manufacturing preclinical and clinical trial materials for our product candidates;

•	the cost to obtain and the timing of regulatory approvals required to advance the development of our product candidates;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	future payments we may receive or make under existing or future license or collaboration agreements, if any;

•	the cost to maintain a corporate infrastructure to support being a publicly-traded company; and

•	the cost of filing, prosecuting, and enforcing patent and other intellectual property claims.

The price of our common stock price has been highly volatile, and your investment in us could suffer a decline in value.

The market price of our common stock has been highly volatile since the completion of our initial public offering in June 2004. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

•	our ability to successfully advance our product candidates through preclinical and clinical development activities;

•	disclosure of any favorable or unfavorable data from our clinical trials or preclinical studies, or other regulatory developments concerning our clinical trials, manufacturing or product candidates or those of our competitors;

•	our ability to manage our cash burn rate at an acceptable or planned level;

•	the approval or commercialization of new products by us or our competitors, and the disclosure thereof;

•	announcements of scientific innovations by us or our competitors;

•	rumors relating to us or our competitors;

•	public concern about the safety of our product candidates, or similar classes of products;

•	litigation to which we may become subject;

•	actual or anticipated variations in our annual and quarterly operating results;

•	changes in general conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in drug reimbursement rates or government policies related to such reimbursement;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new regulatory legislation adopted in the United States or abroad;

•	changes in patent legislation in the United States or abroad

•	our failure to achieve or meet equity research analysts’ expectations or their estimates of our business or prospects, or a change in their recommendations concerning us, the value of our common stock or our industry in general;

•	termination or delay in any of our existing or future collaborative arrangements;

•	future sales of equity or debt securities in connection with raising capital;

•	the sale of shares held by our directors or management;

•	the loss of our eligibility to have shares of our common stock traded on the NASDAQ Capital Market due to our failure to maintain minimum listing standards;

•	changes in accounting principles;

•	failure to comply with the periodic reporting requirements of publicly-owned companies, under the Exchange Act, as amended, and the Sarbanes-Oxley Act of 2002; and

•	general economic conditions.

In addition, the stock market in general, and more specifically the NASDAQ Capital Market, on which our common stock trades, and the market for smaller biotechnology stocks in particular, have historically experienced significant price and volume fluctuations. Volatility in the market price for a particular biotechnology company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Due to this volatility, investors may be unable to sell their shares of our common stock at or above the price they paid, which could generate sizable losses.

Future issuances of shares of our common stock may cause our stock price to decline, even if our business is doing well.

The issuance of a significant number of shares of our common stock, or the perception that such future sales could occur, particularly with respect to sales by our directors, executive officers, and other insiders or their affiliates, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities at a price we deem appropriate.

If we raise additional capital in the future, your ownership in us could be diluted.

Any issuance of additional equity we may undertake in the future could cause the price of our common stock to decline, or require us to issue shares at a price that is lower than that paid by holders of our common stock in the past, which would result in those shares being dilutive. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would likely have rights senior to your rights as a common stockholder, which could impair the value of our common stock.

Insiders and affiliates continue to have substantial control over us, which could delay or prevent a change in control.

As of October 31, 2009, our directors and executive officers, together with their affiliates, beneficially owned, in the aggregate, approximately 25.5% of the outstanding shares of our common stock. As a result, these stockholders, acting together, may have the ability to delay or prevent a change in control that may be favored by other stockholders and otherwise exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the appointment of directors;

•	the appointment, change or termination of management;

•	any amendment of our certificate of incorporation or bylaws;

•	the approval of acquisitions or mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

•	the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

A significant number of shares of our common stock are subject to issuance upon exercise of outstanding warrants, which upon such exercise would result in dilution to our security holders.

On October 28, 2009, we issued warrants to purchase an aggregate of 8,085,932 shares of our common stock at an exercise price of $1.46 per share. In addition, as of September 30, 2009, there were outstanding warrants to purchase an aggregate of 8,000,597 shares of our common stock, which warrants had a weighted average exercise price as of September 30, 2009 of $2.85. The exercise price and/or the number of shares issuable upon exercise of our outstanding warrants may be adjusted in certain circumstances and subject to certain limitations, including upon the occurrence of certain reclassifications or mergers or certain subdivisions or combinations of the common stock, and the issuance of certain stock dividends. Although we cannot determine at this time which of these warrants will ultimately be exercised, it is reasonable to assume that a warrant will be exercised only if the exercise price thereof is below the market price of our common stock at the time of exercise. To the extent any of our outstanding warrants are exercised, additional shares of our common stock will be issued that will be eligible for resale in the public market, which will result in dilution to our security holders. The issuance of additional securities could also have an adverse effect on the market price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a change in our control or our management.

Provisions of our amended and restated certificate of incorporation, bylaws and the laws of Delaware, the state in which we are incorporated, may discourage, delay or prevent a change in control of us or a change in management that stockholders may consider favorable. These provisions:

•	establish a classified, or staggered, Board of Directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our Board of Directors with the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “forecast,” “potential,” “likely” or “possible”, as well as the negative of such expressions, and similar expressions intended to identify forward-looking statements. There may be events in the future that we are unable to predict accurately, or over which we have no control. Before you purchase our securities, you should read this prospectus and the documents that we reference or incorporate by reference in this prospectus, or registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our business, financial condition, results of operations, and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented or incorporated by reference in this prospectus, and particularly our forward-looking statements, by these cautionary statements

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. The selling stockholders will receive the proceeds of such sales. See “Selling Stockholders”. If selling stockholders exercise for cash all of the warrants underlying the 8,085,932 shares registered hereunder for sale upon the exercise of warrants, we will receive approximately $11.8 million of total proceeds. We intend to use these proceeds, if any, for general working capital purposes.

SELLING STOCKHOLDERS

On October 22, 2009, we entered into Stock and Warrant Purchase Agreements with the selling stockholders named below, pursuant to which, on October 28, 2009, we sold to the selling stockholders in a private placement an aggregate of 17,968,747 shares of our common stock and warrants to purchase an aggregate of 8,085,932 shares of our common stock. This prospectus covers the sale or other disposition by the purchasers under the Stock and Warrant Purchase Agreements or their pledgees, donees, transferees and other successors-in-interest, collectively referred to throughout this prospectus as the selling stockholders, of up to the total number of shares of common stock issued to those selling stockholders pursuant to the Stock and Warrant Purchase Agreements plus the total number of shares of common stock issuable upon exercise of the warrants issued to those selling stockholders thereunder.

The warrants issued to the purchasers under the Stock and Warrant Purchase Agreements were immediately exercisable at an exercise price of $1.46 per share and expire on October 28, 2013. The exercise price and/or the number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances and subject to certain limitations, including upon the occurrence of certain reclassifications or mergers or certain subdivisions or combinations of the common stock, and the issuance of certain stock dividends.

We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders assuming all of the shares covered hereby are sold.

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus, and assumes the cash exercise of all the warrants for common stock. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. We also do not know if the selling stockholders will exercise any warrants. The shares covered hereby may be offered from time to time by the selling stockholders.

We have agreed with each selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its shares until the earlier of (1) December 28, 2013, (2) the date on which all shares purchased from us by such selling stockholder (including shares issued upon the exercise of warrants issued to the selling stockholder pursuant to the Stock and Warrant Purchase Agreements) may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) under the Securities Act and (3) such time as all of such selling stockholder’s shares covered by this prospectus (including shares issued upon the exercise of warrants issued to the selling stockholder pursuant to the Stock and Warrant Purchase Agreements) have been disposed of pursuant to and in accordance with the prospectus.

Except as otherwise disclosed below or in the footnotes to the following table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. New Enterprise Associates 10, Limited Partnership (“NEA 10”) and New Enterprise Associates 11, Limited Partnership (“NEA 11”), individually or with their affiliates, hold more than 5% of our outstanding capital stock. M. James Barrett, a member of the Company’s board of directors, is a general partner of the general partner of NEA 10 and is a manager of the general partner of the general partner of NEA 11.

Based on the information provided to us by the selling stockholders, none of the selling stockholders is, or is affiliated with, a broker-dealer. Each of the selling stockholders has represented to us that it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

The information set forth below is based upon information provided by each respective selling stockholder and information filed by the selling stockholders with the SEC, including information filed on Form 4, Schedule 13D or Schedule 13G. The percentages of shares owned are based on 61,528,269 shares of our common stock outstanding as of November 30, 2009, which includes the shares issued pursuant to the Stock and Warrant Purchase Agreements.

In the table below, the number of shares of common stock owned before and after the offering represent shares directly held by each selling stockholder, except to the extent otherwise indicated in the footnotes. The footnotes also disclose all other shares beneficially owned by the selling stockholders. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the exercise of the warrants is subject to adjustment and could be materially less or more than the number estimated in the table. Furthermore, certain selling stockholders have contractually agreed to restrict their ability to exercise their warrants and receive shares of our common stock in the event that the number of shares of common stock held by them in the aggregate and their affiliates after such exercise would exceed between 4.99% and 19.9% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders may exceed the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of shares of common stock and warrants.

	Shares
	Owned		Number of Shares
	Prior to		Being Offered		Shares Owned
	Offering			Warrant	after Offering
Name	Number(1)		Shares	Shares	Number(2)	Percent

14159, L.P.	44,291		21,093	9,491	13,707		*
Baker Brothers Life Sciences, L.P.	1,577,134		760,156	342,070	474,908		*
Biomedical Offshore Value Fund, Ltd.	770,312		531,250	239,062	—		*
Biomedical Value Fund, L.P.	1,495,312		1,031,250	464,062	—		*
Caduceus Private Investments III, LP	4,488,501		3,095,518	1,392,983	—		*
New Enterprise Associates 10, L.P.	7,689,309	(3)	1,757,812	791,015	5,140,482	8.4
New Enterprise Associates 11, L.P.	2,205,078	(4)	585,937	263,671	1,355,470	2.2
OrbiMed Associates III, LP	42,747		29,481	13,266	—		*
Perceptive Life Sciences Master Fund, Ltd.	1,464,933		390,625	175,781	898,527	1.5
Quintessence Fund, L.P.	1,217,918	(5)	795,703	358,066	64,149		*
QVT Fund, LP	11,362,741	(5)	7,407,422	3,333,340	621,979	1.0
Visium Balanced Master Fund, Ltd	3,565,625	(6)	1,562,500	703,125	1,300,000	2.1

TOTAL	35,923,901		17,968,747	8,085,932	9,869,222	16.0

*	Represents less than 1%.

(1)	Includes shares which may be obtained upon the cash exercise of outstanding warrants issued to the selling stockholders on October 28, 2009 pursuant to the Stock and Warrant Purchase Agreements between the selling stockholders and us.

(2)	Assumes the sale of all of the shares (including shares obtained upon the cash exercise of outstanding warrants issued to the selling stockholders pursuant to the Stock and Warrant Purchase Agreements) offered by this prospectus.

(3)	The shares directly held by New Enterprise Associates 10, Limited Partnership (“NEA 10”) are indirectly held by NEA Partners 10, Limited Partnership (“NEA Partners 10”), the sole general partner of NEA 10, and the individual general partners of NEA Partners 10. The individual general partners of NEA Partners 10 are M. James Barrett (a member of the Board of Directors of the Company), Peter J. Barris, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. All indirect holders of such above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(4)	The shares directly held by New Enterprise Associates 11, Limited Partnership (“NEA 11”) are indirectly held by NEA Partners 11, Limited Partnership (“NEA Partners 11”), which is the sole general partner of NEA 11, NEA 11 GP, LLC (“NEA 11 LLC”), which is the sole general partner of NEA Partners 11, and each of the individual Managers of NEA 11 LLC. The individual Managers of NEA 11 LLC are M. James Barrett (a member of the Board of Directors of the Company), Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell, and Eugene A. Trainor III. All indirect holders of such above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(5)	QVT Financial LP is the investment manager for QVT Fund LP and Quintessence Fund L.P. and shares voting and investment control over the securities held by QVT Fund LP and Quintessence Fund L.P. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. QVT Associates GP LLC is the general partner of QVT Fund LP and Quintessence Fund L.P. and may be deemed to beneficially own the securities. The managing members of QVT Associates GP LLC are Daniel Gold, Arthur Chu, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, QVT Associates GP LLC, Daniel Gold, Arthur Chu, Tracy Fu and Nicholas Brumm disclaim beneficial ownership of the securities held by QVT Fund LP and Quintessence Fund L.P., except to the extend of its pecuniary interest therein.

The warrants held by QVT Fund LP and Quintessence Fund L.P. contain an issuance limitation prohibiting the holder of such warrants from exercising the warrants until such time as the holder, together with certain related parties, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Common Stock. The table above does not reflect this limitation.

(6)	Visium Asset Management, LP: By virtue of its position as investment manager, Visium Asset Management, LP may be deemed to beneficially own the securities. JG Asset, LLC: By virtue of its position as general partner of the investment manager, JG Asset, LLC may be deemed to beneficially own the securities. Jacob Gottlieb: By virtue of his position as managing member of the investment manager, Jacob Gottlieb may be deemed to beneficially own the securities.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on the Nasdaq Capital Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	“at the market” or through market makers or into an existing market for the shares;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	sales pursuant to Rule 144;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under a supplement or amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering, except that we will receive the exercise price of any warrants exercised for cash.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have borne and will bear all of the costs, expenses and fees incurred in connection with the registration of the shares of common stock hereunder, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, in connection with the shares offered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders may be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our common stock by such selling stockholders.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”), as required. You may read and copy any materials we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site ( http://www.sec.gov).

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the termination of any offering made under this prospectus and accompanying prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 23, 2009;

•	our definitive proxy statement filed with the SEC on April 27, 2009;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 13, 2009;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 12, 2009;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 13, 2009;

•	our current reports on Form 8-K, filed with the SEC on January 5, 2009, February 9, 2009, March 16, 2009, March 25, 2009, April 3, 2009, May 8, 2009, May 12, 2009, June 11, 2009, July 16, 2009, August 11, 2009, September 24, 2009, October 28, 2009, October 30, 2009, and November 6, 2009 ; and

•	the description of our Common Stock contained in the registration statement on Form 8-A, filed on May 21, 2004, and all amendments and reports updating such description.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Inhibitex, Inc., 9005 Westside Parkway, Alpharetta, GA 30009, Attn: Corporate Secretary. You should rely only on the information incorporated by reference or provided to you in this prospectus. We have not authorized anyone to provide you with any other or different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Dechert LLP, New York, New York.

EXPERTS

The consolidated financial statements of Inhibitex, Inc. appearing in Inhibitex’s Annual Report (Form 10-K) for the year ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

26,054,679 Shares